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Final Transcript

BARCLAYS GLOBAL INVESTORS: iPath Commodity Conference Call

March 13, 2008/1:30 p.m. PDT

SPEAKERS

Greg King

Kevin Norrish

PRESENTATION

Moderator	Ladies and gentlemen, thank you for standing by. Welcome to the iPath Commodity Conference call. At this time all participants are in a listen-only mode. As a reminder, this conference is being recorded. I’d now like to turn the conference over to your host, Greg King. Please go ahead.

G. King

Thank you, Joyce. Good afternoon, everyone. Today’s call will focus on commodities markets, commodities in a portfolio and our iPath ETNs, which give you exchange-traded low-cost access to commodities investing. Advisors are increasingly realizing the role commodities investing can have in a portfolio. Commodities offer significant diversification benefits. In fact, some of the most successful institutions, such as the large endowment funds, have had 10% to 15% allocations to commodities for many years.

At Barclays our goal is to provide you, the advisor, with the right tools to implement your best ideas. A couple of years ago we launched iPath ETNs in response to this demand. Our commodities ETN lineup is now 11 products strong, the most popular being the Dow Jones AIG Commodity Index. This product has raised over $3.4 billion since launching in June of ‘06. Many investors like this index because it covers 19 different commodities across all the sectors. However, for the more technical folks we offer access to commodity sectors individually as well. Our Agriculture ETN, for example, ticker symbol JJA, and our Grains ETN, ticker symbol JJG, have been very popular recently. I encourage you to take a look at each of these and the whole product lineup at www.ipathetn.com. Here you will find fact sheets, prospectuses and some other helpful items.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

But turning now to commodities markets, earlier today gold hit $1,000 for the first time. Oil is at all-time highs of $110 per barrel, and even some of the more esoteric commodities are racing higher, wheat, for example. Perhaps the next thing we’ll see is Rolls Royce moving into the tractor business. At any rate, here to help us make sense of what’s going on is Kevin Norrish, Director of Commodities Research at Barclays Capital. Barclays was named Best Commodities House in 2007 by Euromoney Magazine and Kevin has been with Barclays in London since 1998. He is regularly quoted in the press and has been featured in The Financial Times “Ask The Expert” program. Today he will give an overview of commodity market conditions as well as a more in-depth look at a few of the major sectors – energy, precious metals and agriculture. Now let’s turn it over to the expert. Kevin?

K. Norrish

Thanks very much, Greg, and good afternoon, everybody. I guess I wanted to start just by taking a short look at the performance of commodities as an asset class over the last few months.

The reason that big institutions and a growing number of retail investors want to invest in commodities, of course, is partly to do with the performance over the last few years, but I think also it’s very much to do with the long-term performance and track record of commodities as a diversification. Historically, commodity returns are negatively correlated with those of other assets and I think that we’ve seen a great example of why people want to have commodities in their portfolios over the last few months. Obviously the credit crisis related to the subprime problems here in the U.S. have meant other assets have not performed very well over the last few months, but commodities have performed very well indeed.

If we look at the returns generated by the big commodity indices that everybody knows about, like the Dow Jones AIG Index or the S&P GSCI Index, then annualized returns since the end of July 2007, when the credit crisis really first began to emerge, have been in the order of 20% to 30%. So really commodities’ historical track record as a diversifier, particularly at times when other financial markets are stretched, have really delivered over the last few months.

Now of course going forward the outlook is very interesting and is very challenging, certainly, in terms of the financial market stability and global growth. But we, in the research team at Barclays Capital, remain very positive on price prospects across a broad range of different commodities, so that’s what I want to talk about next.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

The big picture I think across the sector is that we’re still seeing a lot of problems on the supply side, and you can see those problems in action in the oil market, in the agricultural market, in the industrial metals market. In general, we’re continuing to see problems associated with depletion of reserves. We at Barclays Capital Commodities Research do not believe that the world is running out of oil or that oil supplies have peaked. But it is certainly true to say that we are seeing oil production decline quite rapidly in some important producing countries. So far this year there have been big year-on-year declines in oil production in Mexico and in the U.K. and in Norway, and we can see similar problems also in the base metals, where big producer countries like Chile in copper, for example, are having problems meeting production targets because ore reserves are aging and declining in quality. So there is a big problem on the supply side.

Meanwhile, we are seeing continued strong demand, and I think this has taken a lot of people by surprise since traditionally commodity prices have tended to move in line with industrialized economic performance, particularly the performance of the U.S. as, until recently, the world’s largest commodity consumer. But what we’re seeing I think at the moment is a de-coupling, if you’d like, in terms of commodity demand. It’s China that is now the biggest driver of commodity demand and I think what we’re seeing is that even with prices at very high levels, demand across a range of different commodity sectors is continuing to grow as a result of what’s going on in China.

So for example, the International Energy Agency is forecasting that oil demand this year will grow by about 1.7 million barrels a day, despite the slowdown in the U.S. That level of demand growth is almost double the level of oil demand growth that we saw back in 2007. We’re also, I think, seeing the results of lack of investment in infrastructure and that’s very important to commodity markets. There have been significant power shortages emerging in parts of Africa, notably South Africa, and also in China, and that’s hitting commodity production there. So we’ve seen production of industrial metals like aluminum being cut quite sharply as a result of shortages of energy due to a lack of investment in power infrastructure and strongly growing demand.

What we’re seeing is that those pressures are helping to push up the cost of production right across the commodity sector. There have been big increases in energy prices. Of course, the commodity that’s appreciated most over the last 12 months is coal. Coal prices are more than double

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

what they were 12 months ago. Labor costs are going up as well, and in most commodity sectors, inventory levels, which are strongly correlated with price, are very, very low. When inventory levels fall in most commodity markets, prices move up and we’re seeing, for example, in the industrial metals sector, inventory levels that have never been lower. In the grain sector global wheat stocks are at their lowest for 30 years; corn stocks at their lowest for 24 years. In the oil sector, inventory levels are a little bit more comfortable, but the amount of spare capacity that’s held by the big oil producers is very, very low indeed.

These are all factors that are helping to support this very strong commodity price performance. And I think also we’re seeing commodity markets themselves becoming increasingly linked together. So when we see energy prices go up, that’s encouraging the production of biofuels. That’s helping to put upward pressure on the price of grains; that’s leading to a higher cost of living, particularly in countries in Latin America and Asia, which are commodity producers, so that pushes up the cost of producing those commodities. Rising steel prices mean it’s becoming much more expensive to build oil refineries and oil fields as well as the smelters which make the ores into the metals. So we have a sort of interdependent move-up right across the commodity sector with many prices becoming inter-linked.

We think that there’s still plenty of headroom in a number of markets for further price gains. If you look at commodity prices in inflation-adjusted terms then very few have exceeded their 1970s peaks. Oil has, but only just. Some of the industrial metals have, but a number of them are still a long way below their 1970s inflation-adjusted highs. And certainly in the agricultural sector, most commodities are a long way below the peak levels that we saw in the 1970s when you adjust for inflation. So we’re talking about cotton, corn and wheat prices being between one-half and one-quarter of those inflation-adjusted levels. So as I said, we see room for further gains.

Moreover, the big move up in production costs means that even if you assume a very significant slowdown in global growth, much greater than most economists are currently forecasting, prices won’t fall very far before they start to bump up against those production costs. So the downside, really, from where we’re looking right now for most commodities looks limited.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

Of course there are some sectors that we like better than others. We think the oil market is moving higher because prices are very well supported by fundamentals. I already talked about the strength of demand. Demand is growing very rapidly still in China and India and parts of the Middle East. In those countries governments subsidize oil prices to the consumer and so retail prices, the price of diesel, the price of petrol at the pump, has gone up very little over the last few years. And we’re seeing continued strong demand as a result and we think that that will continue.

Meanwhile on the supply side for oil, as I mentioned before, we’re seeing all sorts of problems particularly in some of the mature, non-OPEC producing countries where output is declining fast and indeed, much faster than anyone thought it would. Recently we increased our long-term oil price forecast from $95 a barrel to $137 a barrel. We had that $95 a barrel price forecast in there for about two years. When we made it the oil price was at $60 a barrel. Recently the whole of the oil curve traded above $95 a barrel and so we’ve increased our long-term price forecast, because we see little supply response or demand response yet to high prices so we think prices need to continue going higher before we find any sort of equilibrium. So we certainly expect to see oil prices continuing to move up.

Within the base metal sector we see potential for aluminum prices and copper prices to continue moving. Aluminum is highly energy intensive. With oil and natural gas prices moving up globally and also with a squeeze on power infrastructure in many big aluminum parts of the world we see the supply side coming under a lot of pressure in aluminum so significant upside price potential there.

In copper very low inventory levels, lots of problems on the mine side, strikes, producers finding that their reserves are declining fast, the need to move into difficult countries in parts of Africa if we’re going to build new supply. These are all adding to the stresses on the supply side that we think will support copper to make fresh highs.

Gold, we also think will continue to move up. Gold is very strongly negatively correlated with the U.S. dollar and that’s been a big factor in gold appreciation recently. But gold’s not going up, not just relative to the dollar, it’s going up relative to all currencies. Of course that reflects concern about the global financial sector and the prospects there, but there are also important gold-specific dynamics, too. We’re seeing lower production levels; we’re seeing continued strong demand for gold in jewelry in India and also very rapidly growing gold demand in China, where it’s only recently been possible for private citizens to buy gold.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

The agricultural sector is probably the one that we like best of all. We see a lot of potential there. The key factors of course over the recent few months have been weather problems. Unusual weather patterns have hit harvests, particularly for wheat in places like Australia and in parts of Europe. You can argue about global warming and the effect that that has on climates, but I think it’s very clear that climates, particularly in important grain-growing parts of the world, are becoming much more erratic and that’s having a big impact on production. Demand across the grain sector is growing very strongly. Rising living standards in China and India mean greater demand for protein and so the demand for feed is growing very, very fast in those countries. And of course we have the biofuel impact as well. The U.S., which is the world’s largest grain exporter, is going to struggle to continue to export grain now that it’s using almost 30% of its output to make ethanol.

So we’ve already seen wheat, corn and soybeans make fresh all-time highs this year and we expect prices to continue going higher in those markets. Corn is probably a sector that we think will perform most strongly. Within the agricultural sector there is always a competition for acreage between different agricultural markets and because of the strength of wheat prices recently, the amount of acreage devoted to corn will be lower in 2008 than it was in 2007, so supply will not be growing very rapidly. China, sometime in the next couple of years, will switch from being a corn exporter to corn importer and of course we will continue to see large amounts of corn being used to make ethanol, so we think corn prices have significant upside potential. So as I’ve said, there are a number of markets within each of the major commodity sectors which still look very strong to us and where we expect to see further gains.

I want to just say a final few words about the investment flows into commodities. Commodities are increasingly becoming a financial asset, are becoming established as an asset class amongst a whole range of different types of investor. We estimate that there’s about $180 billion invested in commodities at the end of 2007. So far in 2008 the demand for commodity investments has increased dramatically. In Barclays Capital Commodities Research we regularly assess the inflows into commodity exchange traded products and in 2007 the average monthly inflow was about $900 million globally. In January that increased to $2.2 billion and in February exchange-traded product inflows in commodities totaled $3.1 billion, so that’s three times the average rate of inflow in 2007.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

I think what we’d also say is that although there is a significant amount invested in commodities, most investors are still underweight in commodities, indeed many still don’t have any exposure at all. So in relation to the amount of investable money out there, commodity investments currently look quite modest. And we also think commodity investments look modest in relation to the size of the commodity markets themselves. The oil market, for example, if you look at the value of annual production, is worth about $3 trillion. So the investment flows are strong, but we think they’re still relatively small.

And the final thing I want to just mention briefly is that last week Barclays Capital held its annual conference for commodity investors in Europe, in Barcelona. It’s a conference that we hold for institutional investors every year. We had a 20% increase in attendance at that conference and we surveyed the audience and we do that every year. What we find is that people continue to want to add commodities to their portfolios for portfolio diversification. We certainly see a shift away from simple index strategies, with a much greater desire to be able to invest in individual commodities, so investors wanting to drill down into the individual sectors. And as I said, very strong demand expected to continue for commodity investments from a very wide range of different types of investor.

That’s it; I think I’ve covered the topics that I wanted to cover and I’m very happy to take a few questions now.

G. King	Thank you, Kevin. You covered quite a lot there. Before we open it up to the audience for questions, let me just ask you a couple sort of high-level. The first is, you explained a number of reasons why a number of markets may have upward price pressure. But just from a very high level, if I’m an investor looking to put a commodities allocation into my portfolio for the first time and I have a medium to long-term outlook, can that still be justified?

K. Norrish	Yes, I think so. We think that the commodity market is still in the relatively early stages of what are very significant structural changes taking place, particularly on the demand side. The big driver is Chinese urbanization. Currently there are between 15 million and 20 million people each year becoming urbanized in China, and that’s expected to last

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

for at least another 10 or 15 years. Obviously that process gives rise to tremendous increase in living standards and demand for all the sorts of things that we in the industrialized world consume and which need to have large amounts of commodities. In addition to that we’re seeing infrastructure building right across the industrialized world in China, in India and in parts of Africa also increasing demand for commodities.

So I think we’re looking here at a very long-term structural change in demand and of course, that’s occurring at exactly the time where we’re seeing the depletion of lots of resources and an awful lot of pressure on the supply side. So in my view, this is the, we’ve seen this commodity boom underway for a few years now, but we’re still in the relatively early stages of it, and in terms of a long-term portfolio allocation to commodities I think there’s still a very strong argument to be made.

G. King	One more that we have gotten a lot of feedback on is the agriculture and grain sector. I know you touched on this a little bit, but I was hoping you could spend a little more time just drilling down into what the main drivers are behind these markets.

K. Norrish

Yes, I think that’s a good question. I think the big driver that we’re seeing, as with other commodities, is on the demand side. Rising living standards, particularly in Asia mean that people want to consume more protein so in China people want to consume more pork. And as a result of that there’s been a huge increase in demand for feedstocks. Now that’s corn partly, but it’s also soy meal for animal feed, so certainly increasing demand for soybeans, and as living standards continue to rise that process will continue for quite some time yet. Looked at it on a per capita basis, the consumption of protein in China and other parts of Asia is still very low so we expect that trend to last for quite some time. So you have a very strongly underpinned demand side.

Then I think the other two factors are the weather and we’ve certainly seen over recent years unusual weather patterns which have resulted in a lack of rainfall, drought in important agriculture producing countries. Australia last year had a terrible drought and that was why its wheat production was so low. But drought’s also affecting significant parts of China and Europe as well. You can argue about the science behind global warming theories, but I think it’s certainly the case that we are seeing droughts affecting harvests on quite a wide scale now.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

And then finally, the linkage to the energy sector is very, very strong. And as I mentioned, biofuels are growing rapidly. There’s a lot of government support for biofuels and you can argue about the merits of biofuels in terms of how much impact that really has on reducing carbon emissions and saving energy, but I think the fact is that governments support biofuels. They have put in place subsidies and import tariffs, which will support continued growth in biofuels. And that is resulting in very substantial amounts of agricultural produce which might otherwise have found their way into the food or feed markets, being used to make biofuels. As I mentioned, 30% of U.S. corn is now being used to make ethanol. You see similar trends in Europe as well.

So I think those are the things that are really encouraging this big move up in agricultural product markets. And as I said, we still think that there’s a long way to go there. Agriculture product markets have lagged behind the increase in prices that we have seen in many other industrialized and energy commodity markets.

G. King	Great, thank you. Joyce, can we open up the lines?

Moderator	And our first question’s from the line of Questioner 1. Please go ahead.

Questioner 1	Just a quick couple questions. First, in respect to you had mentioned a price forecast for oil that you had adjusted it from $95 to $137. I’m wondering about the timeframe regarding that; that’s my first question. The other one I just wanted you to speak to sizing a commodity investment in a portfolio, if you could give me some guidance as far as your perspective regarding that.

K. Norrish	Absolutely. First of all, the oil price forecast. Let me tell you about the first one we made, the $95 a barrel. That was intended as a long-term average price, so we thought a good average price of oil would be $95 a barrel. And we made that forecast two years ago when the price was at $60 a barrel. And I remember when we made that forecast a lot of people saying we were crazy. But clearly, the only thing crazy about that forecast was that it didn’t last for anywhere near ten years. And now with the whole of the NYMEX crude oil curve and the Brent crude oil curve trading above $95 a barrel, in fact yesterday on closing prices the whole of those two curves traded above $100 a barrel. So a few weeks ago we thought we had to revisit our long-term price forecast so we now have a long-term average price forecast so you can tweak that to say an average price we’d expect to see for the next ten years of $137 a barrel.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

And the reason for it is: we don’t see the market anywhere near equilibrium than we did when prices were at $60 a barrel, $70, $80 or $90. Demand is not adjusting lower and supply is not increasing, so we think you have to have continued increases in oil prices, which eventually will give us some sort of equilibrium, but we’re a long way away from that yet. So I hope that gives you a feel for the thinking on oil.

Now as far as commodities in a portfolio is concerned, you can look at all sorts of academic work, which look at sort of portfolio optimization over long periods of time, which take into account the fact that commodities historically have had negative correlations with other assets. And most of the stuff that I’ve read would say that an ideal portion of commodities in your portfolio would be somewhere between 15% and 20%. Most of the big institutions who are investing in commodities start small, so may start with, say, 2% or 3%, and then tend to move that up, to shift that up. I don’t know that there are a lot of them that have between 15% and 20%; there are some, but I think what we have seen is people get into commodities and then tend to increase their exposure.

And probably as a rough rule of thumb, most of the big institutions have at least 5% of their portfolios now in commodities. The endowment funds, for example, that we mentioned earlier, probably a little higher than that because they’ve been in commodities for longer. But I think you can certainly justify on the basis of quantitative analysis at least 15%.

Questioner 1	Thank you very much.

Moderator	Thank you and next we’ll go to the line of Questioner 2. Please go ahead.

Questioner 2	Two things, obviously these markets can be volatile and looking at the roughly 11 products covering different areas that you offer, where would you be most comfortable in initiating investments at this point in time? And then secondly, the information you’ve reviewed, do you have that research report or is a compendium available to us?

K. Norrish	I think we would say that in the current environment where there is concern about economic growth then if you look at which commodities tend to perform best in this sort of environment, then it tends to be those which are less leveraged to industrial production and general economic growth. So you’d expect precious metals to be doing well, as they are. You’d expect agricultural markets to be doing well, too, because they’re not so tightly tied to the industrial cycle.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

One caveat there I would say, though, is that things are changing structurally on the supply side for a lot of these commodities and so despite growth already slowing down, particularly in the U.S., but also in some other parts of the world, that hasn’t stopped other markets, industrial metals and energy markets also are doing pretty well. So I still think a broad-based exposure to commodities is definitely a good thing to have. So buying an index which diversifies you across different commodities is a good way particularly for somebody who hasn’t got any commodity exposure yet.

Questioner 2	All right, thank you.

Moderator	Thank you. And our next question will be from the line of Questioner 3. Please go ahead.

Questioner 3	Hello, gentlemen. What gives you most pause on your thesis? In other words, what’s the strongest argument for maybe a bear side argument on a lot of these different commodities?

K. Norrish

I think what we’ve seen is that clearly a significant slowdown in the U.S. is not enough to change the pattern or change the cycle, to ease the pressure on the supply side for most commodities. And I think that has surprised a lot of people, but I think the lesson that we’ve had over the last 12 months or even longer than that is that what’s important for driving commodity demand is not what’s happening so much in the U.S. anymore; it’s outside the U.S. And the big risk I think clearly is China. If there were to be a very substantial slowdown in Chinese economic growth and that were to impact on China’s demand for commodities, that would have consequences for prices. That is the risk.

My assessment, and I’ve traveled to China several times, my assessment is that the Chinese government has a very high incentive to maintain economic growth at a healthy level if it wants to ensure that jobs are being created and that the urbanization targets are being met, that people’s living standards are continuing to increase. So I think there’s an imperative to maintain growth at a healthy rate and the resources to do that. China’s trade balance is very healthy; domestic consumption levels across the population are still pretty low, so there’s plenty of room to encourage growth in domestic consumption. So I think the risks of a big slowdown in China are limited, but that is clearly where the risk lies.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

I would focus the risk on the demand side because I think the chances of us suddenly finding that there’s a big acceleration in supply of oil or supply of copper or indeed supply of agricultural products right across the agricultural sector is very small given all the supply constraints that exist. And it tends to be a lot easier to forecast supply. My team spends a lot of time quantifying supply growth and we can see quite a long way into the future in terms of the investment that’s planned that supply’s going to struggle to really perform much more strongly than it has over the last few years. So the big risk is on the demand side and is China. But as I said, there are mitigating factors there, which I think mean that the actual risk that exists for China is relatively limited.

Questioner 3	Thank you very much.

Moderator	Thank you and next we’ll go to the line of Questioner 4. Please go ahead.

Questioner 4	You mentioned a long-term target price for oil. What about aluminum, copper, gold?

K. Norrish

Yes, sure. I think aluminum’s a very interesting market now. Aluminum prices have lagged behind those of other commodities and other base metals. Aluminum hasn’t had the same mining constraints that copper and other industrial metals have had, but aluminum is hugely energy intensive. An aluminum smelter uses as much power as a small town. And as I mentioned at the beginning of the presentation, we’re now beginning to see a lot of constraints emerge in electricity production in parts of the world that are important aluminum producers like China and parts of Africa.

So we recently increased our forecasts for aluminum prices. We expect to see aluminum prices averaging well over $4,000 a ton by the second half of this year and going higher in 2009. We expected at the beginning of this year to see copper hitting all-time highs. Again that’s happened and I think long-term copper prices will stay very high and I think we’ll see further fresh highs, probably later on in the second quarter and I think even if we get a little more supply response, copper prices have to stay very high because the costs of production are not going to fall back . So I would say copper prices on a long-term average where they currently are or maybe slightly higher is not an unreasonable expectation.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

Gold’s a little bit different. Gold is driven, I think, less by fundamental supply and demand interaction and more by peoples’ expectations about the dollar and about the global financial climate. So I think my view is that gold will probably move higher for the time being over the next few months and certainly we’re seeing strong demand from people who are concerned about currency problems. But I think after that probably gold, the increase in gold prices softens and dissipates and we probably see gold maybe starting to level out a bit as people become less concerned about the global financial outlook.

Questioner 4	Thank you.

Moderator	Thank you and next we’ll go to Questioner 5. Please go ahead.

Questioner 5	What effect does recycling, especially of precious and industrial metals, have on supply of feedstocks and on commodity prices now and into the future?

K. Norrish

If we look at industrial metals then one of the things that we’ve seen over the last few years is the rate of recycling has increased significantly. The reason for that is that there has been a widening gap between demand and what people can dig out of the ground. One of the ways that that gap is being filled is for people to recycle a lot more. The more that recycling is working is also quite interesting because basically China has turned into a massive importer of secondary material. If you look at the U.S. trade statistics tracking exports of copper scrap to China, you’d see a massive increase, the same in Europe, and China has very low labor costs so they’re able to spend a lot of time manually sorting through scrap aluminum and scrap copper to get at the good stuff. So that’s certain helped the market over the last few years.

And I think going forward we’re going to see a continued high level of recycling and we need to see that recycling to help to keep up with demand. The bottom line, though, is that because of the lifecycle of most industrial metals, copper for example might be put into a house, which will be there for 20 or 30 years before it’s knocked down and a new one built. So the lifecycle for these things is very long. So the reservoir for copper scrap, for example, or aluminum scrap is based on what people were using ten, fifteen or even twenty years ago. So when you have demand growing fast there is always going to be a gap growing between what you can recycle and what the market actually wants. So recycling

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

isn’t the only answer. It’s a part of the answer and it’s certainly helped over the last few years and we need to see more of it and we need to see more of it become more efficient. But it’s not going to offset the strong growth in demand that we’re likely to continue to see.

And I think the same is true in precious metals as well. High prices may encourage some people to sell gold that they’ve been hoarding or had in the family for a long time. But overall we need to see continued growth in mine supply if we’re going to keep up with the strong rate of demand growth that there is out there.

Moderator	And now we’ll go to the line of Questioner 6. Please go ahead.

Questioner 6	Silver’s really perked up a lot over the past few months and I was wondering if you could put some light on the outlook for silver.

K. Norrish

Yes, I think we do see silver, I think, continuing to perform well. But I see silver really very dependent on the fortunes of gold. I think silver does attract a lot of investment money when gold is doing well, but silver’s own individual fundamentals are perhaps not quite as strong as some of the other industrial metals that I’ve been talking about. We are seeing fairly significant increases in silver production. Some of the end-use markets for silver perhaps not as strong as they used to be. A big change in the silver market has been the move away from conventional photography towards digital photography where much less silver is required for developing photos. So there are some challenges that the silver market faces and I certainly wouldn’t say that silver is right at the top of our list of commodities that we’d expect to do well over the next three or four years in terms of its own individual fundamentals.

I think if gold continues to move up then silver will do well because as I said, there is a strong relationship between the two and investors in gold tend to also invest in silver. But looked at in terms of its own fundamentals I don’t, I wouldn’t put it high on my list of priorities right now.

Questioner 6	Thank you very much.

G. King	We have time for one more question.

Moderator	Okay and that will come from the line of Questioner 7. Please go ahead.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

Questioner 7	Could you retouch on one point that you mentioned where you were peaking to oil as well as other products and their inflation-adjusted pricing and could you review that topic again in terms of what is at its all-time high specifically for products and what still has room to grow in your opinion compared to the early 1970s?

K. Norrish

Sure. What we do is we take monthly average prices for a range of different commodities and we apply a U.S. GDP deflator to those prices so that we can compare them on an inflation-adjusted basis with monthly average prices historically. When we do that what we find is that although almost every commodity, major commodity, has made an all-time high over the last, sometime over the last 18 months. When we make that inflation adjustment then the picture’s quite different.

So it was only in November of last year that crude oil prices moved above the all-time highs of about $92 a barrel that we saw in the early 1980s. We’ve seen some industrial metals, nickel for example, and copper also establish fresh all-time highs on an inflation-adjusted basis, so moving above the peak levels that they reached in the 1970s. But the number of commodities that have actually beaten those inflation-adjusted highs from the 1970s are fairly small, so it’s really restricted to oil and a few industrial metals.

There are many industrial metals that haven’t yet done that. Aluminum is a good example. On an inflation-adjusted basis, aluminum’s still quite a long way below its all-time highs and the group of commodities that is furthest below its all-time highs on an inflation-adjusted basis are the agricultural commodities. So even wheat, which is the one that’s moved up the most in nominal terms is still, I think, about 30% below inflation-adjusted highs from the 1970s. Corn is about half what it was in the 1970s and commodities like sugar and cotton are sort of a tenth, between a tenth and a quarter of what they were at when we apply that inflation adjustment.

So what this is telling us I think is that there are long-term structural changes underway, which do require a significant re-pricing of commodities relative to other things in the economy and that for many commodities we’re still in that process and we still have quite a long way to go. And given the structural constraints that exist on the supply side and the very strong demand levels, I personally would expect to see a large number of the commodities, which haven’t yet done so, trade above their inflation-adjusted all-time highs from the 1970s.

BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

Moderator	Thank you. And ladies and gentlemen, that does conclude our conference for today.

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BARCLAYS GLOBAL INVESTORS

Host: Greg King

March 13, 2008/1:30 p.m. PDT

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